Exhibit 99.1

Qiao Xing Universal’s Export of Telephone Sets to Shoot Up in 2005

Will Help Boost Company’s Continued Rapid Growth in Combination with Its Domestics
Telephone Set Sales and Mobile Phones Segment

     HUIZHOU, Guangdong, China, Jan. 31 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that in addition to the agreement with Samsung’s subsidiary Novita, Xing and its subsidiary have made arrangements with two more prominent foreign players, with the plan to export one and two million units of telephone sets respectively.

     In the light of a series of recently-made agreements and arrangements involving possible big export volumes, the Company forecasts that in 2005 the revenue from the export of telephone sets could increase by more than 150% compared with 2004, reaching well above USD50 million. Accordingly, the Company also anticipates that the revenue from indoor telephone segments (domestic sales plus exports) would increase by over 100% against that of 2004.

     Mr. Wu Rui Lin, Chairman of XING, commented, “Rome wasn’t built in a day. The big success achieved in the export of telephone sets and the anticipated continued rapid growth of the same is mainly attributable to the following:

     “In the past few years, many small-scale telephone manufacturers were not able to survive in the competitive market and some of the big players have diversified into other business sectors. By contrast, XING has maintained its pursuit of “being one of the world’s first-class telecommunications terminal experts.” By focusing on R&D and good understanding of the market, XING has introduced a number of new telephone products that can better satisfy consumer needs. These new products require much higher technical sophistication and, therefore, command much higher gross margin. So far, XING has not only maintained its leading status in the indoor telephone industry, but also attracted more attention from global companies.

     “Xing’s ability to participate in international competition has been evidenced by its successful partnership with Bellsouth and Wal-Mart.

     “Since 2003, great endeavors have been made by XING to promote its products in international markets.

     “The Company has been facing such golden opportunities since 2002 and now we are targeting to perform much better in 2005 than originally anticipated. We expect that indoor telephone growth in 2005 would cause the total operation profit of the group to rise by 20%, not to mention the mobile phone sector in which we now have two brand names — CECT and COSUN — serving different market segments,” concluded Mr. Wu Rui Lin.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

     For more information, please contact:

     Rick Xiao, IR Director,

     Qiao Xing Universal Telephone, Inc.
     Email: rickxiao@qiaoxing.com

SOURCE Qiao Xing Universal Telephone, Inc.

     -0-                           01/27/2005
     /CONTACT: Rick Xiao, IR Director of Qiao Xing Universal Telephone, Inc., +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web sites: http://www.cosun-xing.com /
     (XING)